June 15, 2010
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Attn: Ms. Deborah O’Neil-Johnson
Division of Investment Management
100 F Street, NE
Washington, DC 20549
          Re:      The Glenmede Fund, Inc. — Registration Nos. 33-22884 and 811-05577
Dear Ms. O’Neil-Johnson:
This letter is in response to the questions and comments you provided during a telephone call on May 27, 2010 regarding Post-Effective Amendment 49 filed on April 16, 2010 for The Glenmede Fund, Inc. (“PEA No. 49”). Summaries of the comments with respect to PEA No. 49, and responses thereto on behalf of The Glenmede Fund, Inc. (the “Registrant”), are provided below. All page references refer to the pages in PEA 49. Capitalized terms not defined herein should be given the meaning provided in PEA No. 49. The Registrant will include the changes stated below in Post-Effective Amendment No. 50, to be filed under Rule 485(b) of the Securities Act of 1933 on June 30, 2010.
1.	Comment: Are you planning on using a summary prospectus? If yes, please include the legend required by Rule 498.
Response: At this time, the Registrant does not intend to use a summary prospectus.
2.	Comment: Under the “Principal Investment Strategies” section on page 4 of the prospectus, please include a more detailed description of “secured options” in the sentence of the first paragraph describing where 80% of the Portfolio’s assets will be invested.
Response: The Registrant will modify the language in the first paragraph of “Principal Investment Strategies” section on page 4 as follows: “Under normal market circumstances, at least 80% of the value of the Portfolio’s total assets (including borrowing for investment purposes) will be subject to secured option strategies, which are written covered call and secured put options.” That sentence will be followed by the sentence that defines the meaning of “secured options.” The text of this paragraph as so revised and incorporating additional changes in response to other U.S. Securities and Exchange Commission (the “Commission”) comments is included in response to comment 11 below.

3.	Comment: With regard to secured options, please define “secured”?
Response: The Registrant states that “secured” means that the options are backed or covered by other assets. The Registrant discloses this meaning more specifically in the “Principal Investment Strategies” section on page 4, as revised as follows: “The Portfolio is called ‘Secured Options’ because the call and put options it writes will be covered by owning the security underlying the option, segregating cash or other liquid assets at not less than the full value of the option or the exercise price, or using other permitted coverage methods.”
4.	Comment: With regard to the term “premium income” as it appears throughout the prospectus, options as a security do not generate income. Please modify this language throughout the prospectus and statement of additional information.
Response: The Registrant will replace the term “premium income” with “option premiums.”
5.	Comment: Does the Registrant expect acquired fund fees and expenses to exceed 0.01 percent of the average net assets of the Portfolio?
Response: The Registrant does not expect acquired fund fees and expenses to exceed 0.01 percent of the Portfolio’s average net assets.
6.	Comment: Please delete or move footnote 1 from the fee and expense table, but retain the corresponding “Maximum Account Fee” disclosure on page 3 of the prospectus.
Response: The Registrant originally inserted the “Maximum Account Fee” and this accompanying footnote at the insistence of the Commission. Most recently, this footnote was modified at the request of the Commission during the Commission’s review of the Registrant’s Post-Effective Amendment 47, filed on December 17, 2009. This footnote currently appears in substantially the same form in the fee and expense tables of each of the 14 portfolios advised by Glenmede Investment Management LP (the “Advisor”). As long as the Commission requires that the Registrant include the “Maximum Account Fee” in the fee and expense table, the Registrant believes that this footnote is necessary to inform investors about the nature and applicability of this fee to such investors, and to delete or move only the footnote would be misleading. Consequently, the Registrant declines to remove footnote 1 from the fee and expense table.
7.	Comment: Please move the last three sentences in the first paragraph on page 4 regarding portfolio turnover and place them with Item 9(b)(1) disclosure later in the prospectus.
Response: The Registrant will make the change as requested.

8.	Comment: Under the “Principal Investment Strategies” section on page 4 of the prospectus, please clarify what the “value” of the option is with regard to covering such options?
Response: The Registrant will modify the language in the “Principal Investment Strategies” section on page 4 to indicate that the value of an option is the “full value.”
9.	Comment: Please be more precise with regard to the use of the word “generally a subset of” as it appears on page 4 of the prospectus pertaining to the subset of securities of the Standard & Poor’s 500 Index in which the portfolio may invest.
Response: The Registrant will modify the language in the “Principal Investment Strategies” section on page 4 as follows: “The Portfolio invests in a diversified portfolio of equity securities with generally similar risk and return characteristics as the Standard & Poor’s 500® Index (“S&P 500® Index”).”
10.	Comment: Are the written put options going to be covered by cash and are they going to be in a segregated account?
Response: The Registrant represents that the written put options will be covered by segregating cash, cash equivalents such as U.S. Treasury securities and overnight repurchase agreements, or other liquid assets on the Portfolio’s records or held in a segregated account with the Portfolio’s custodian having a value at least equal to the exercise price of the option (less cash received, if any). The Portfolio may also cover written put options by holding a put option on the same security as the option written, or other permitted coverage methods, as described on page 8 of the Statement of Additional Information.
11.	Comment: Please add language to the fourth sentence of the “Options Risk” disclosure on page 5 that explains how selling call and put options reduces the risk of owning stocks due to the fact that they offset losses through the receipt of a premium. Additionally, consider bolding this sentence or moving it to principal investment strategies section.
Response: The Registrant will modify the language of the above-referenced sentence to incorporate the comment above and will move this sentence to the Principal Investment Strategies section. The text of the revised first paragraph of the “Principal Investment Strategies” section that incorporates the Registrant’s responses to the Commission’s comments is as follows:

“Principal Investment Strategies: Under normal market circumstances, the Portfolio invests in a diversified portfolio of equity securities while also using option writing strategies in an effort to obtain option premiums and reduce risk. The Portfolio will implement both buy-write (covered call) and cash-secured put option strategies on individual stocks held by the Portfolio and/or on stock indices. Covered call and cash-secured put options are intended to reduce volatility, earn option premiums and provide more stable returns. Selling call options reduces the risk of owning stocks by the receipt of the option premiums and selling put options reduces the purchase price of the underlying stock, but both strategies limit the opportunity to profit from an increase in the market value of underlying security in exchange for up-front cash at the time of selling the call or put option. Under normal market circumstances, at least 80% of the value of the Portfolio’s total assets (including borrowings for investment purposes) will be subject to secured option strategies, which are written covered call and secured put options. The Portfolio is called ‘Secured Options’ because the call and put options it writes will be covered by owning the security underlying the option, segregating cash or other liquid assets at not less than the full value of the option or the exercise price, or using other permitted coverage methods.”
12.	Comment: Will ADRs in the Portfolio be sponsored or unsponsored.
Response: The Registrant represents that the Portfolio will only purchase sponsored ADRs.
13.	Comment: Please delete the cross-reference under the sub-title “Performance Information” on page 5 of the prospectus.
Response: The Registrant will make this change.
14.	Comment: On page 7, please consider modifying the statement that, “writing covered call options may reduce the Portfolio’s volatility.”
Response: The Registrant will remove this statement.
15.	Comment: Are “Investments in Other Investment Companies” a principal investment strategy? If so, this section should be moved from the Item 9 disclosure on page 8 to the Item 4 disclosure in the summary section.
Response: The Portfolio’s investments in other investment companies is not a principal investment strategy. Therefore, this disclosure will not be moved.

16.	Comment: Please provide more detailed information about what is done to discourage market timing in the Item 11(e) disclosure on page 11 under the heading, “Frequent Purchases and Redemption of Portfolio Shares.”
Response: The Registrant represents that this item is sufficiently disclosed and that no additional information is needed.
17.	Comment: On page 15, please add “Prior” to the subheading “Advisor Performance Information.”
Response: The Registrant will make this change.
18.	Comment: On page 15, under the “Advisor Performance Information” please add the following to the end of the last sentence of the first paragraph: “but the Advisor believes the differences do not alter the conclusion that the Portfolio and the Covered Account are substantially similar.”
Response: The Registrant will add this disclosure.
19.	Comment: On page 15, under the “Advisor Performance Information” subheading, please confirm that the differences between the Covered Call Account and the Portfolio are not material. If material differences between the Covered Call Account and the Portfolio exist, disclose those differences. Additionally, in the comment-response letter, state whether or not that the Covered Call Account utilizes puts.
Response: The Advisor has informed the Registrant that there are no material differences between the investment strategy of Covered Call Account and the Portfolio. Additionally, the Advisor has informed the Registrant that the Covered Call Account utilizes puts.
20.	Comment: On page 15, under the “Advisor Performance Information” subheading, please remove the clause in the first sentence in the second paragraph, “as measured against the Portfolio’s index.”
Response: The Registrant will make this change.
21.	Comment: Regarding the disclosure on page 15, under the “Advisor Performance Information,” please confirm whether Portfolio expenses are higher than actual expenses of the Covered Call Account.
Response: The Registrant represents that whether or not the Portfolio fees are higher or lower than actual expenses of the Covered Call Account depends on the separately managed account fee arrangement between the Advisor or its affiliated companies and the particular client. The Advisor has informed the Registrant that the fees charged to its clients who are invested in the Covered Call Account vary depending on the capacity in which the Advisor or its affiliates provide fiduciary or investment services to the particular client and the amount of assets that client has under management. The Advisor expects that some of its clients would have lower expenses in the Portfolio than in the Covered Call Account and others would have higher expenses.
22.	Comment: On page 15, under the “Advisor Performance Information,” please disclose whether the performance data is calculated in accordance with the requirements of the U.S. Securities and Exchange Commission.
Response: The Advisor has informed the Registrant that the performance data is calculated using Global Investment Performance Standards (GIPS). This methodology of calculating performance differs from the Commission’s standardized methodology, which may produce different results. The Registrant will add this disclosure to this section of the Prospectus.
23.	Comment: On page 15, under the “Advisor Performance Information,” please disclose that expenses and fees of the Portfolio are estimates.
Response: The Registrant will make this change.
24.	Comment: On page 16 in the Statement of Additional Information, please conform the numeric listing of investment limitations.
Response: The Registrant will make this change.
The Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement. U.S. Securities and Exchange Commission comments or changes to disclosure in response to Commission comments in the filings reviewed by the Commission do not foreclose the Commission from taking any action with respect to the filings and the Registrant may not assert Commission comments as a defense in any proceeding initiated by the Commission or any party under federal securities laws of the United States.
The preceding comments and related responses have been provided by and discussed with management of the Registrant. Please feel free to contact the undersigned if you have any questions regarding the Registrant’s responses.
Sincerely,
/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary
The Glenmede Funds, Inc.

4 Copley Place, 5th Floor
Boston, MA 02116
617.662.3967

cc:	Mary Ann B. Wirts Michael P. Malloy, Esquire